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                             March 7, 2023

       Qi Chen
       Chief Executive Officer
       MOGU Inc.
       Huanglong Wanke Center, 23/F, Building No. G, No. 77 Xueyuan Road Xihu District, Hangzhou, 310012
       People   s Republic of China

                                                        Re: MOGU Inc.
                                                            Form 20-F for
Fiscal Year Ended March 31, 2022
                                                            Response dated
February 14, 2023
                                                            File No. 001-38748

       Dear Qi Chen:

              We have reviewed your February 14, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       January 16, 2023 letter.

       Annual Report on Form 20-F Filed on July 15, 2022

       Item 3. Key Information
       Permissions Required from the PRC Authorities for Our Operations, page 6

   1. We note that your proposed amended disclosure in response to comment 4 indicates that you and the VIEs are
required to obtain permissions and approvals to operate the business and to offer securities
to investors. Please revise to disclose each permission or approval you are required to
obtain from PRC authorities to operate your business and to offer securities to foreign
investors, and state whether you have received all such required permissions or
approvals.
 Qi Chen
FirstName
MOGU Inc.LastNameQi Chen
Comapany
March      NameMOGU Inc.
       7, 2023
March2 7, 2023 Page 2
Page
FirstName LastName
Transfers of Cash within the Group, page 11

2. We note your proposed revised disclosure in response to comment 5 and your response that there are currently no restrictions and limitations imposed by the Hong Kong government which impact the ability to transfer cash from Hong Kong to outside of Hong
         Kong. Wherever you state that, to "the extent cash is located in the PRC or within a PRC domiciled entity and may need to be used outside of the PRC, the funds may not be available due to limitations placed on us by the PRC government," please amend your disclosure to also state that, to the extent cash in the business is in Hong Kong or a Hong
         Kong entity, the funds may not be available to fund operations or for other use outside of the Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash.
       You may contact Alyssa Wall at 202-551-8106 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services